Exhibit 4.2

Incorporated in the Cayman Islands

Intchains Group Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value

	Class A Ordinary	USD 0.000001
Date of Record	Certificate Number	% Paid
100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Director	Director / Secretary